1. Name and Address of Reporting Person

       Kalov, Jerry
       2760 Edgewood Lane
       Riverwoods, Illinois 60015

2. Issuer Name and Ticker or Trading Symbol

       Cobra Electronics Corporation
       COBR

3. IRS or Social Security Number of Reporting Person (Voluntary)

       ###-##-####

4. Statement for Month/Year

       August 1997

5. If Amendment, Date of Original (Month/Year)

       No Applicable

6. Relationship of Reporting Person to Issuer

       xxx Director
       xxx Officer (give title below)
               President and Chief Executive Officer
       xxx 10 percent owner
       ___ Other (specify below)

7. Individual or Joint Group Filing (check applicable line)

       xxx Form filed for One Reporting Person
       ___ Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or
          Beneficially Owned

1. Title of Security - Common Stock

2. Transaction Date  - August 13, 1997

3. Transaction Code  - S
                     - V

4. Securities Acquired (A) or Disposed of (D)

        Amount     - 300,000 shares
        (A) or (D) - D
        Price      - $6.50

5. Amount of Securities Beneficially Owned at End of Month

        90,000 shares

6. Ownership Form: Direct (D) or Indirect (I) - D

7. Nature of Indirect Beneficial Ownership    - Not applicable



/s/    Jerry Kalov                     August 18, 1997
Signature of Reporting Person                Date